Mail Stop 4628

                                                           August 10, 2018

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources Series 33-2013 L.P.
425 Houston Street, Suite 300
Fort Worth, TX 76102

       Re:    Atlas Resources Series 33-2013 L.P.
              Amendment No. 1 to Form 10-12G
              Filed July 13, 2018
              File No. 0-55901

Dear Mr. Slotterback:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Financial Statements, page F-1

1. We note that you updated your filing to include annual financial statements for 2017 in response to prior comment one. As the effective date of your registration statement was
       April 13, 2018, your initial interim report on Form 10-Q, for the quarter ended March 31,
       2018, was due on May 28, 2018. Your second interim report, for the quarter ended June
       30, 2018, is due on August 14, 2018. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.
 Jeffrey M. Slotterback
Chief Financial Officer
August 10, 2018
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin,
Attorney-Advisor, at (202) 551-3763 with any other questions.


                                                           Sincerely,

                                                           /s/ John Reynolds

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
Resources